15046079

SECU SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurolink Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 5th Avenue, 16th Floor
(No. and Street)

New York (City) | NY (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks | 678-679-8642 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive W, Suite 508 (Address) | Southfield (City) | MI (State) | 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick Oddoux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurolink Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

NANCY C. NOVOTNY
Notary Public, State of New York
No. 01NO6023404
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires April 19, 20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUROLINK SECURITIES LLC
FINANCIAL STATEMENTS AND SCHEDULE

For the Year Ended
December 31, 2014
With Independent Auditor's Report

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Eurolink Securities, LLC
16th Floor
New York , NY 10022

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Eurolink Securities, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Eurolink Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurolink Securities, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Eurolink Securities, LLC financial statements. The Net Capital Computation is the responsibility of Eurolink Securities, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

EUROLINK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	20,698
Intercompany receivable		288
Property and equipment, at cost, less accumulated depreciation of $423		846
Prepaid expenses		4,044
Total assets	$	25,876

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	1,622
Accrued payroll taxes		72
Total liabilities		1,694
Members' equity		24,182
Total liabilities and members' equity	$	25,876

EUROLINK SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Research	$	37,028
Total revenue		37,028
EXPENSES		
Compensation		6,740
Professional fees		13,238
Regulatory fees		1,561
Occupancy		3,600
Research		5,647
Technology		1,644
Other operating expenses		1,467
Total expenses		33,897
NET INCOME	$	3,131

EUROLINK SECURITIES LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance, December 31, 2013	$	24,391
Members Contributions	$	5,000
Member Distributions	$	(8,340)
Net Income	$	3,131
Total	$	24,182

EUROLINK SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,131
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		423
Increase in deposits		(3,044)
Increase in prepaid expenses		(1,000)
Increase in intercompany receivables		(288)
Decrease in accounts payable and accrued liabilities		1,694
Net cash provided by operating activities		(2,215)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		5,000
Capital distributions		(8,340)
Net cash used by financing activities		(3,340)
NET INCREASE IN CASH		(2,424)
CASH AND CASH EQUIVALENTS:		
Beginning of period		23,123
End of period	$	20,699

EUROLINK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Eurolink Securities LLC was organized as a New York Limited Liability Company in October 2012. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2014. The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions, and to sell research.

The Company is wholly-owned by Patrick Oddoux at December 31, 2014.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

EUROLINK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Date of Management's Review: Subsequent events were evaluated through February 16, 2015, which is the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2014, the Company had net capital of $19,004, which was $14,004 more than its required net capital of $5,000 and the ration of aggregate indebtedness to net capital was .09 to 1.0.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares expenses with the sole owner for limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses recorded on the Company's statement of income, comprised of rent, utilities, and telecommunications, was $3,600 for the year ended December 31, 2014

EUROLINK SECURITIES LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2014

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

EUROLINK SECURITIES LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2014

Net Capital		
Total member's equity qualified for net capital	$	24,182
Deduction for non-allowable assets:		
Equipment and depreciation		(846)
Accounts receivable - non-allowable		(288)
Prepaid expenses		(1,000)
Deposits		(3,044)
Net capital before haircuts		19,004
Less haircuts		0
Net capital	$	19,004
Minimum net capital required	$	5,000.00
Aggregate Indebtedness:		
Liabilities, net of unearned revenue	$	1,694
Minimum net capital based on aggregate indebtedness	$	212
Ratio of aggregate indebtedness to net capital		.09 to 1.0
Excess net capital	$	14,004

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

EUROLINK SECURITIES LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2014

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Eurolink Securities, LLC
711 Fifth Avenue
New York, NY 10022

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Eurolink Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Eurolink Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Eurolink Securities, LLC stated that Eurolink Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eurolink Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eurolink Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

EUROLINK SECURITIES LLC

February 16, 2015

Edward Richardson, Jr. CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Eurolink Securities, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. Eurolink Securities, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Eurolink Securities, LLC's past business has been of similar nature and has complied to this exemption since its inception, (date)..

Patrick Oddoux, the president of Eurolink Securities, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Patrick Oddoux has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Eurolink Securities, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 313-6749.

Very truly yours,

Eurolink Securities, LLC

Patrick Oddoux

President